ELITE AMATEUR FIGHT LEAGUE

2020 Report

Dear investors,

First and foremost, we would like to thank our investors for believing in us enough to invest during a global pandemic that nearly shutdown the sports world. It would be an understatement to say that 2020 was a difficult year for us. While the immediate effect of the pandemic that shut down our live events and main revenue stream was negative, the months that followed were increasingly promising for a young sports and entertainment company. The Pandemic thinned the competition and sports content has became more valuable than ever before. The explosion of new OTT platforms leveled the playing field and has given us an opportunity to reach millions of viewers without a big linear TV deal, all while linear TV programmers are now more open to meetings and talks than in the past. We never stopped working at achieving our goal of making the Elite Amateur Fight League, MMA's version of the final four. The pause in live events gave us time to work on important improvements in our company and we are now better for it and ready for an amazing relaunch!

We need your help!

With the country opening back up and restrictions being lifted our league is ramping up for growth and to host multiple events in our fourth season. To accomplish this, we plan to grow our team with both paid and unpaid interns and key hires in multiple disciplines from accounting to live event management. Our investors can help by referring talent as well as spreading the word about upcoming pay per view and live events.

Sincerely,

Jesse Nunez

Founder / Executive Producer, Marine Corps Veteran

Our Mission

We hope to see the Elite Amateur Fight League as a nationally broadcasted amateur sports league

with 32 teams in States across the country, established as the lead feeder system to all of professional MMA. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

C+

The Good

- We stayed in business during the pandemic!
- We grew our social media following and fan base.
- Sports content is more valuable than ever and we have more broadcast opportunities than ever before.

The Bad

- The Pandemic shut down live events in most states for over a year.
- Athletes on our teams either turned pro or became stagnate as very few states allowed fights during the pandemic
- State Sanctioning body's added Covid related expenses to hold live events.

2020 At a Glance

January 1 to December 31



$24,947 [82%]
Revenue



-$13,159 [340%]
Net Loss


IOU!

$1,870
Short Term Debt



$0
Raised in 2020



$127,648
Cash on Hand
As of 05/18/21

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$140,616
$5,472
$24,947



$-13,159
2019
2020

Net Margin: -53% **Gross Margin: 20%** **Return on Assets: -26%** **Earnings per Share: -$2,631.80**

Revenue per Employee: $24,947 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 125%**

Reviewed_Statements_-_Elite_Amateur_Fight_League__Inc..pdf

EAFL_Financials_Reviewed_2019.pdf

Elite_Amateur_Fight_League__LLC_Financial_Statements_-_Reviewed.pdf

We ❤ Our 125 Investors

Thank You For Believing In Us

Edward Flounoy Jr.
Rhonda Wilson
Chin Sin Yeo
Wing Hau
Scott Fetters
John Perry
Benny Torrez-Cortez
George Suchey
Brian Rice
Zachary Phillips
Daniel De Jesus Duarte
Justin Jimmeye
Paul Luna
La Shanna J. Croix
Vickie RAPP
Alex Jones
Terence Barber
Lou Dagostaro
Kurt Huggins
Jessica Hutson
Bruce Turnquest
R Matt Marquez
Charles West
Joseph Saracco
Angel Nunez
Donald Millet
George Papadakis
Jacob Adelman
Scott Hardesty
Jeffrey Garcia
Corey Tobin
Linton Massie
Karthik Thenkondar
Jeff Sendbo
Jason Bryant
Sam A Tanksley
Paul Rashid
Alan Rudo
Craig J. Vom Lehn
Paul Washington
Cathleen Rice
Patrick Whitney
Kenneth Edwards
Nel Patel
David Farrer
Sam Alvey
Oscar Kush
Dana Davies
Richard Baltensberger
Michael Kane Sr.
Martin Shannon
Kenny Gaudreau
Daniel Tanis
Nicholas M Horstman
Herbert Pagan
Chris VanZandt
Ja Von Glover
Steven L. McCampbell
Brandon Daniels
Omar Bennerman
Gordo Gomez
Mondell G. Crosby
Cyndi Ortiz Taylor
Israel Idonije
Stephen Knight
Emily Davies
Michael Morrison
Cynthia Paro
Erick Cardona
Tim Oden
Brian Curliss
Zack OGUR
Ren Carlton
James Walk
Lora Davies
Roberto Diaz
Ilya Zlatkin
Samuel Christopher Casey
Romeo Earving
Billy Myles
David Komitau
Arthur Andrew Hansen
Trevor Pampalona
David Davies
Algia Motley
Andrew Ferrandino
Martin Nwosu
Tyler Oliva
Avery Sturtevant
Lukasz Korzun
James Walk
Daniel Czosnyka
Christine Blasco Garcia
Eduard Abramov
Theresa Masching Bernabei
Ashuwr Koola Person
Vernon Jenkins
Jacob Knue
Chris Seaton
Justin H. Lutz
Howard Talesnick
Niki Davies
Paul GRassi
Rochen Roosblad
Dean DeLisle
Robert Saltanovitz
Gerald Baker
Benjamin Pierson
Malik King
John Archibald
Gwendolyn Jones
Zach Kelly
Boban Fara
Sam Hutton
Karl Brewer
Karl Brewer
Christo Watson
Justin Werkmeister
Daniel Hernandez
Logan Davies
Christopher Demanski
Nicole Forrest
Raynay Valles
Joan LaJoye
Dusty Dotson

Thank You!

From the Elite Amateur Fight League Team



Jesse Nunez
Founder / Executive Producer,
Marine Corps Veteran



Frankie Saenz
Fighter Relations



Ryan Quinn
Director of League



Jim Grieshaber
Director of Creative



Mike Cimmarusti
Regulations and

Current UFC Fighter, NCAA wrestler, two time champion as a professional MMA fighter. Frankie has been part of the play by play team with the Elite Amateur Fight League since season one and has agreed to take on an active roll in fighter relations.

Expansion

Former professional Bellator fighter, Ryan the 2019 Florida coach of the year, coaches at the place that built him into a pro fighter, American Top Team. "I believe in the EAFL and am excited to be on the management team taking it to the next level

Content

Experienced Executive Producer, Play-By-Play Announcer, Interviewer, MC and Entrepreneur. His work has been featured on UFC's Embedded Series and in top 15 local markets across the country on TV, terrestrial and satellite radio and on the web.

Government Affairs Director

Mike, a lifelong martial artist (brazilian jiu jitsu black belt) has spent the last 6 years commissioning, inspecting, judging, and reffing amateur MMA. His unique experience, insight, & enthusiasm for the sport will be a huge asset to the EAFL.



Rob Tovar

Director of Media Relations, Marine Corps Veteran

Co-Founder of 'The Hangar' film stage, and serves as Director of Operations at 2112 incubator, Rob's past projects have included: Location's stage manager for both Film and TV. As well as Production show runs for various artist's and bands.



Scott Sinclair

Business Operations, and Technology, Entrepreneur

Experienced telecommunications visionary and entrepreneur who is passionate about building companies around a culture that values and delivers, exceptional customer service experiences.